Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

3 November 2005

BD/AH

<u>Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.</u>

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

p.p. Nollaig Hogan

Bernard Daly
Company Secretary

Encls

dlw 11/9

STOCK EXCHANGE

RECEIVED
2005 NOV -9 P 4:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE	ANNOUNCEMENT
26 August 2005	Dealing by Director and Person Discharging Managerial Responsibilities
7 September 2005	Announcement of Resignation of Director and a new Director appointment
20 October 2005	Notification of major interests in shares

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
11 July 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 4,796 new ordinary shares
12 July 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 3,342 new ordinary shares
18 July 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 1,077,457 new ordinary shares
20 July 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 988 new ordinary shares
21 July 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 52,936 new ordinary shares
15 August 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 1,902 new ordinary shares

01 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 85,320 new ordinary shares
02 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 62,446 new ordinary shares
05 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 1,959 new ordinary shares
07 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 2,306 new ordinary shares
09 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 2,306 new ordinary shares
12 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 528,500 new ordinary shares
14 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 249,800 new ordinary shares
19 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 4,036 new ordinary shares
20 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 2,536 new ordinary shares
22 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 576 new ordinary shares
30 Sept 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty - 1,152 new ordinary shares

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5600Q
Anglo Irish Bank Corp PLC
26 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required
by DR 3.1.4R(1).

1. Name of the issuer

ANGLO IRISH BANK CORPORATION PLC

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a) and/ 3.1.4R (1)(b));

TRANSACTION NOTIFIED IN ACCORDANCE WITH SECTION 53 OF THE IRISH COMPANIES

ACTS 1990

3. Name of Company Secretary

Bernard Daly

4. State whether notification relates to a person connected with a person
discharging managerial responsibilities/director named in 3 and identify the

connected person

Company Secretary named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

Company Secretary named in 3 above

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of
shares held by each of them

Bernard Daly- 28,040

Anglo Nominees A/C 359 - 3,790

Bernard Daly (PF) - 15,928

Davy Nominees Limited - 16,000

8. State the nature of the transaction

Disposal of shares

9 Number of shares, debentures or financial instruments relating to
shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should
not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares
disposed

31,928

12. Percentage of issued class disposed (treasury shares of that class should
not be taken into account when calculating percentage)

0.005%

13. Price per share or value of transaction

Euro11.00

14. Date and place of transaction

25 August 2005

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when
calculating percentage)

31,830 - 0.005%

16. Date issuer informed of transaction

25 August 2005

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2506

Name and signature of duly authorised officer of issuer responsible for making notification

William McAteer, Director

Date of notification

26 August 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSPKAKKOBKDQFB

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Holding(s) in Company

RNS Number:9382S
Anglo Irish Bank Corp PLC
20 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18

UBS AG Corp. and its business group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them

UBS Business Group / Legal Entity

Registered name Number of
shares

UBS Fund Management (Switzerland) AG	6,991,529
UBS Fund Services (Luxembourg) SA	11,433,848
UBS Global Asset Management (Americas) Inc	60,354
UBS Global Asset Management (Canada) Co.	94,638
UBS Global Asset Management (Deutschland)	1,384,750
UBS Global Asset Management (France) SA	546,081
UBS Global Asset Management (Hong Kong) Ltd	147,191
UBS Global Asset Management (Japan) Ltd	3,182,839
UBS Global Asset Management Life Limited	1,105,768
UBS Global Asset Management (Singapore) Ltd	718,051
UBS Global Asset Management (UK) Ltd	10,316,023
UBS AG London Branch	1,512,069
UBS Securities Australia Ltd	180
UBS AG (Global Asset Management)	1,221,098
UBS (Italia) S.P.A	12,240
UBS Wealth Management AG	128,900
UBS Wealth Management (UK) Ltd	134,727
UBS AG - Total	38,990,286

5. Number of shares / amount of stock acquired

Not Stated

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Euro0.16

10. Date of transaction

Not stated

11. Date company informed

19 October 2005

12. Total holding following this notification

38,990,286

13. Total percentage holding of issued class following this
notification

5.75%

14. Any additional information

15. Name of contact and telephone number for queries

Bernard Daly (01) 616 2506

16. Name and signature of authorised company official responsible
for making
this notification

Bernard Daly

Date of notification

20 October 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Directorate Change

RNS Number:9382Q
Anglo Irish Bank Corp PLC
07 September 2005

Announcement

Anglo Irish Bank today (Wednesday, 7th September 2005) announced the appointment of Declan Quilligan as Chief Executive Designate of the Group's UK operations. Mr. Quilligan will succeed John Rowan who has announced his intention to leave the bank at the end of the year to pursue private equity opportunities in European real estate.

Declan Quilligan currently heads up the Group's banking operations in Ireland and he is a member of the bank's Senior Executive Board. He will join the UK executive team this week, working with Mr. Rowan to effect a smooth transition over the coming months. He will be co-opted to the Group's Board when he takes over the role.

David Drumm, Group Chief Executive, said: 'I want to pay tribute to John for his outstanding contribution to our bank over the last 20 years, and in particular to the successful building of our UK franchise, which he 'green fielded' in 1988. Under his leadership, the UK business has grown to represent over one third of the Group's profit. He leaves in place a strong and committed UK management team. On behalf of the Board, I wish John every success in his new

venture. It is a testament to the depth of our management resources that we have such a high-calibre replacement in Declan. He is a first-class banker who will bring a high level of drive and energy to the new role'.

Declan Quilligan (42) joined the bank in 1990 and held a variety of management positions in the Irish banking operations before being appointed Director of the Area Offices Division in 2000 and Director of the Banking Ireland Division in 2004.

David Drumm

Group Chief Executive

Tel No: +35316162001

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAIIFIAAIIDIIE

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This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

B5
Euro

The return must be delivered within one month after the allotment

Company number 220451

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 11 July 2005

or made from ______ to ______

RECEIVED 2005 NOV -0 ... OFFICE OF INTERNAL CORPORATE FINANCE

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John McNiff	Ordinary €0.16	4,796
35 Kilvere Park, Cypress Downs, Templeogue		
Dublin 6W		

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephens Green, Dublin 12

Telephone Number
01 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C	Non-Cash [ ] Complete Section D	Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,796	Ordinary	0.16	2.54	12,157.86

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 12,157.86

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act, 1963

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company secretary

Signature B Daly

Date 18/07/2005

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number 220455

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 12 July 2005

or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Helen Wade		
10 Creggans Avenue, Peel, IOM, IM5 1DE	Ordinary €0.16	2,594
Nicki Harte		
10 Cruagh Rise, Cruagh Manor, Stepaside,	Ordinary €0.16	748
Co Dublin		

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephens Green, Dublin 12

Telephone Number
01 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C	Non-Cash [ ] Complete Section D	Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,006	Ordinary	0.16	2.46	4,924.73
588	Ordinary	0.16	4.51	2,651.88
748	Ordinary	0.16	2.54	1,896.18

Denomination ____________

Conversion rate, if any ____________

Total value of consideration: € 9,472.79

Enter this amount in page 3 section E1

D

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act, 1963.

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company secretary

Signature B Daly

Date 18/07/2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 12 July 2005
notes one and two
or made from ____________ to ____________

E

Value of assets contributed or to be contributed.

1.	Total from Section C	€ 9,472.79
2.	Total from Section D	€ 0.00
3.	Total 1 + 2 above	€ 9,472.79
4.	Expenses *note five*	€ 0.00
5.	Total 3 - 4	€ 9,472.79

F

Nominal value of shares allotted

	1.	Amount/Denomination
	2.	Conversion Rate
€	3.	Amount in €

Note Five
Ascertained in

Greater amount of boxes E5 or F3

€ 9,472.79

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 47.40 [TOTAL DUTY]

Interest for ________ days €0.00 [INTEREST]

€ 47.40 [TOTAL CCD]

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) €59.40

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number 220455

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 18 July 2005

or made from ____ to ____

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip	Ordinary €0.16	1,077,457
Dividend Scheme		

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephens Green, Dublin 12

Telephone Number: 01 6162506

Reference: BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C	Non-Cash [ ] Complete Section D	Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,077,457	Ordinary	0.16	4.51	48,593.31

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 48,593.31

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct [ ] Director [✓] Company secretary

Signature B Daly

Date 18/07/2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 18 July 2005
notes one and two
or made from ______ to ______

E — Value of assets contributed or to be contributed.

		E
1.	Total from Section C	€ 48,593.31
		+
2.	Total from Section D	€ 0.00
3.	Total 1 + 2 above	€ 48,593.31
4.	Expenses *note five*	€ 0.00
5.	Total 3 - 4	€ 48,593.31

F — Nominal value of shares allotted

	F	
1.		Amount/Denomination
2.		Conversion Rate
3.	€	Amount in €

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices / receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 48,593.31

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 0.00 [TOTAL DUTY]

+

Interest for ________ days
note six

€ 0.00 [INTEREST]

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

€ 0.00 [TOTAL CCD]

+

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) € 12.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Filed 28/07/05.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

B5
Euro

The return must be delivered within one month after the allotment

Company number 220045

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 20 July 2005

or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Brendan Myers		
Richill, Lisnagarry, Co. Limerick	Ordinary €0.16	988

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number
01 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C	Non-Cash [ ] Complete Section D	Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
988	Ordinary	0.16	2.54	2,504.60

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 2,504.60

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares alloted under the Bank's Approved SAYE Scheme

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct [ ] Director [✓] Company secretary

Signature B Daly Date 21 July 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 20 July 2005
notes one and two
or made from ____________ to ____________

E — Value of assets contributed or to be contributed.

1.	Total from Section C	€ 2,504.60
2.	Total from Section D	€ 0.00
3.	Total 1 + 2 above	€ 2,504.60
4.	Expenses *note five*	€ 0.00
5.	Total 3 - 4	€ 2,504.60

F — Nominal value of shares allotted

	1.	Amount/Denomination
	2.	Conversion Rate
€	3.	Amount in €

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices / receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 2,504.60

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 12.50 [TOTAL DUTY]

\+

Interest for ________ days
note six

€ 0.00 [INTEREST]

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

€ 12.50 [TOTAL CCD]

\+

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) € 24.50

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

FILED 29/07/05.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
~~Companies Capital Duty~~

Return of allotments

Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number
045

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two*

made on 21 July 2005

or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John Hayden		
24, Frankfort Park, Dundrum, Dublin 14	Ordinary €0.16	50,000

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number
01 - 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash ☑ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	0.16	2.05	102,250.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 102,250.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Options

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct ☐ Director ☑ Company secretary

Signature B Daly

Date 28 July 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 21 July 2005
notes one and two
or made from ____ to ____

E — Value of assets contributed or to be contributed.		F — Nominal value of shares allotted	
1. Total from Section C	€ 102,250.00		1. Amount/Denomination
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 102,250.00	€	3. Amount in €
4. Expenses *note five*	€ 0.00		
5. Total 3 - 4	€ 102,250.00		

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices / receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 102,250.00

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 511.25 [TOTAL DUTY]

+

Interest for ____ days
note six

€ 0.00 [INTEREST]

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

€ 511.25 [TOTAL CCD]

+

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) € 523.25

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

FILED 26/07/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number 220456

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

RECEIVED 2005 NOV -9 P 4: 21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of allotment(s) *notes one and two* made on 21 July 2005

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Geraldine O'Brien		
Hollymount House, Fermoy, Co. Cork	Ordinary €0.16	1,948
Catherine Shinnick	Ordinary €0.16	988
152 Charlemount, Griffith Avenue, Dublin 9		

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number
01 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash ☑ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
988	Ordinary	0.16	2.54	2,504.00
1,948	Ordinary	0.16	2.54	4,938.00

Denomination ______________

Conversion rate, if any ______________

Total value of consideration: € 7,442.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares alloted under the Bank's Approved SAYE Scheme

Denomination ______________

Conversion rate, if any ______________

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company secretary

Signature [signature] Date 21 July 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 21 July 2005
notes one and two

or made from ____________ to ____________

E — Value of assets contributed or to be contributed.

		E	F	
1.	Total from Section C	€ 7,442.00		1. Amount/Denomination
2.	Total from Section D	€ 0.00		2. Conversion Rate
3.	Total 1 + 2 above	€ 7,442.00	€	3. Amount in €
4.	Expenses *note five*	€ 0.00		
5.	Total 3 - 4	€ 7,442.00		

F — Nominal value of shares allotted

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices / receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 7,442.00

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 37.20 [TOTAL DUTY]

+

Interest for ________ days
note six

€ 0.00 [INTEREST]

€ 37.20 [TOTAL CCD]

+

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) € 49.20

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number
2 2 0 4 5

Company name *in full*
Anglo Irish Bank Corporation plc Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 15 August 2005

or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Maura McCloskey		
37 Ramleh Park	Ordinary €0.16	1,902
Milltown		
Dublin 6		

RECEIVED 2005 NOV -9 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number
01 6162506

Reference
BD/CJ/AH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,902	Ordinary	0.16	2.54	4,821.57

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 4,821.57

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares alloted under the Bank's Approved SAYE Scheme

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act, 1963

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company secretary

Signature B Daly

Date 23 August 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Company Number
2 2 0 4 5

Statement required under
Section 117 Stamp Duties Consolidation Act 1999

Date of allotment(s) made on 15 August 2005
notes one and two
or made from ________ to ________

	E Value of assets contributed or to be contributed.	**F** Nominal value of shares allotted	
1. Total from Section C	€ 4,821.57		1. Amount/Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 4,821.57	€	3. Amount in €
4. Expenses *note five*	€ 0.00		
5. Total 3 - 4	€ 4,821.57		

Note Five
Ascertained in accordance with the provisions of Section 116 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices / receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 4,821.57

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€ 24.10 [TOTAL DUTY]

+

Interest for ________ days
note six

€ 0.00 [INTEREST]

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

€ 24.10 [TOTAL CCD]

+

€12 Companies Office Registration Fee

TOTAL DUE (CCD + Reg. Fee) € 36.10

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, ~~Stamping Building,~~ Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 01st September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Continuation Sheet	Ordinary 0.16	85,320

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
85,320	Ordinary	€0.16	STG£1.6468	STG£140,504.97

Denomination STG£

Conversion Rate, If any 0.683060109

Total value of consideration €205,699.28

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly Date 01 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number
22045

Date of allotments(s) made on 01 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €205,699.28

+

2. Total from section D: €nil

3. Total 1 + 2 above: €205,699.28

4. Expenses: €nil

note five

5. Total 3 - 4: €205,699.28

F

Nominal value of shares allotted

1. Amount/Denomination: £140,504.97

2. Conversion Rate: STG£ 0.683060109

3. Amount in €: €205,699.28

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

Greater amount of boxes E5 or F3

€205,699.28

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€1,028.50 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days *Note six*: € 0.00 [INTEREST]

Total Due(CCD): €1,028.50 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee): €1,040.50

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

(Share Allotted in respect of the Bank's Approved SAYE Scheme)

Surname	Forenames	Address1	Address2	Address3	Address4	Postcode	Shares
BELLETTY	EVELYN	83 STATION ROAD	LOWER STONDON	HENLOW		SG16 6JN	1152
BERKERY	JENNIFER	9 ACKMAN ROAD	PARSONS GREEN	LONDON		SW6 4UP	3460
BIBBY	DAVID BARTON	13 FROGMORE AVENUE	GEE CROSS	HYDE		SK14 5JE	460
BOYCOTT	SAMANTHA MICHELLE	9 DOUGLAS CLOSE	CHAFFORD HUNDRED	GRAYS		RM16 6RB	460
CAHALANE	JAMES CONOR	ANGLO IRISH BANK CORPORATION P	8-10 OLD JEWRY	LONDON		EC2R 8DN	2306
CALDWELL	BRENDAN LUKE	6 BROOKLANDS DRIVE	NEWTOWNARDS			BT23 4YX	4614
CONNOLLY	CATHERINE SARAH	32 CHIPPENDALE AVENUE	BANGOR			BT20 4PX	1152
FOGG	EDWARD CHARLES	5 ASHWELLS MEADOW	EARLS COLNE	COLCHESTER		CO6 2RF	1384
GILKES	LISA GRAY	22 WALHOUSE DRIVE	PENKRIDGE	STAFFORD		ST19 5SP	1152
HAMILTON	MARY W	UPPER FLAT	15 SHERIDAN ROAD	BELVEDERE		DA17 5AR	1152
HANNEY	COLIN DAVID	10 WINCHESTER CLOSE	BANBURY			OX16 4FP	460
HARRIS	DEAN STANLEY	106 CRAVELLS ROAD	HARPENDEN			AL5 1BQ	1152
HARTFIELD	LEEANN MICHELLE	29 TEMPLE AVENUE	CROYDON			CR0 8QE	4614
HILL	KEVIN ROBERT	36 BELMONT RISE	SUTTON			SM2 6EQ	1152
HILTON	ALAN SCOTT	59 TEMPLETON DRIVE	FEARNHEAD	WARRINGTON		WA2 0WR	1498
HOBSON	KIM SUSAN	34 TOWNSON AVENUE	NORTHOLT			UB5 6PP	1152
HUNT	FRANCIS	20 BLAYDON ROAD	LUTON			LU2 0RP	3460
LAVELLE	TARA	5 FARRIER PLACE	SUTTON COMMON ROAD	SUTTON	SURREY	SM1 3HU	1152
MACEY	BARBARA	62 HOWARDS LANE	PUTNEY	LONDON		SW15 6QD	5768
MCBREARTY	NOREEN	12 BANNOCKBURN ROAD	PLUMSTEAD	LONDON		SE18 1ES	2306
MERRITT	STEPHEN PAUL	23 CORY DRIVE	HUTTON	BRENTWOOD		CM13 2PT	1730
MIDDLETON	HELEN	FLAT 59, THE ROTUNDA	YEW TREE GARDENS	ROMFORD		RM7 9RA	576
MOONEY	MARY EDEL	42 WESTBOURNE COURT	ORSETT TERRACE	LONDON		W2 6JT	2306
MOY	ANDREW	28 DIAMOND ROAD	RUISLIP			HA4 0PG	1152
PEARSON	JAMES	27 RANDALL ROAD	CHANDLER'S FORD	EASTLEIGH		SO53 5AJ	1152
QUAID	RACHEL	57 CARLTON AVENUE WEST	WEMBLEY			HA0 3RD	3460
RAINE	DAVID ROBERT	3 FRESH COURT	GLOSSOP			SK13 6XZ	1152
RIDLEY	GEMA FAYE	31 KARINA CLOSE	CHIGWELL			IG7 4EN	1384
ROWLINSON	DAVID PETER	44 CARR BANK	GLOSSOP			SK13 8TT	576
SALKELD	TREVOR JOHN	5 STAPLE DRIVE	STAPLEHURST	TONBRIDGE		TN12 0SH	1152
SHARMA	AJAY	1 LOCKSIDE COURT	BELFAST			BT9 5GQ	2306
SHILLINGFORD	WENDY ANNE	9 THE MARLOWES	DARTFORD			DA1 4DT	3460
SITTLINGTON	LOUISE PAULA	44 ARGYLL VIEW	LARNE			BT40 2JS	3460
SMITH	DAVID JOHN	15 ACACIA DRIVE	MELBOURNE	DERBY		DE73 8LT	2306
TARRANT	STUART FRANCIS	8 WESTERN TERRACE	NURSERY ROAD	HODDESDON		EN11 9LF	2538
TOWNSEND	KEITH	5 HAZEL CLOSE	GREAT GLEN	LEICESTER		LE8 9EX	2306
WAITE	DAVID	6 CAMOMILE DRIVE	WICKFORD			SS11 8HD	3460
WALKER	LESLEY	27 ABBEYDALE DRIVE	NEWTOWNARDS			BT23 8RU	1152
WEST	MICHAEL	24 SOUTH WEALD ROAD	BRENTWOOD			CM14 4QZ	2306
WHITEHOUSE	JOANNE LOUISE	5 MAIN ROAD	MIDDLETON CHENEY	BANBURY		OX17 2ND	1614
WIJERATNE	NELUMANI SUMUDU	3 DOWNSHALL AVENUE	ILFORD			IG3 8NB	2306
WRIGHT	PAUL	8 ROSEWAY	LONDON			SE21 7JT	3460
						Total:	85,320

forwarded to CRO 21/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 02 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Neil Adair 53 Fort Road Belfast BT8 8LX UK	Ordinary €0.16	62,446

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒	Non-Cash ☐	Both Cash and Non-Cash ☐
~~Complete Section C~~	~~Complete Section D~~	~~Complete Sections C & D~~

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
62,446	Ordinary	€0.16	€1.18	€73,686.28

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €73,686.28

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four* ______

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 02 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number
22045

Date of allotments(s) made on 02 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €73,686.28

+

2. Total from section D: €nil

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

3. Total 1 + 2 above: €73,686.28

4. Expenses: €nil
note five

5. Total 3 - 4: €73,686.28

F

Nominal value of shares allotted

1. Amount/Denomination:
2. Conversion Rate:
3. Amount in €:

Greater amount of boxes E5 or F3

€73,686.28

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€368.43 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days € 0.00 [INTEREST]
Note six

Total Due(CCD) €368.43 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €380.43

forwarded to the C.R.O 7/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 05 st September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Sarah Boate 24 Wicklow Heights Court Wicklow Town, Co. Wicklow	Ordinary 0.16	349
Hilary Moroney 1 Hunters Leap, Sea Road Newcastle, Co. Wicklow	Ordinary 0.16	1,610

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
451	Ordinary	€0.16	€4.51	€2,035.49
34	Ordinary	€0.16	€7.135	€245.00
315	Ordinary	€0.16	€4.51	€1,424.85
88	Ordinary	€0.16	€7.135	€630.00
1,071	Ordinary	€0.16	€2.455	€2,631.34

Denomination ____

Conversion Rate, If any ____

Total value of consideration: €6,966.68

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it will then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____

Conversion Rate, if any ____

Total value of consideration *note four* ____

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 05 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 02 September 2005

notes one and two or made from ____ to ____

E

Value of assets contributed or to be contributed

1. Total from section C: €73,686.28

+

2. Total from section D: €nil

3. Total 1 + 2 above: €73,686.28

4. Expenses: €nil

note five

5. Total 3 - 4: €73,686.28

Note Five

Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

F

Nominal value of shares allotted

1. Amount/Denomination

2. Conversion Rate

3. Amount in €

Greater amount of boxes E5 or F3

€73,686.28

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€368.43 [TOTAL DUTY]

+ +

Note Six

Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days: € 0.00 [INTEREST]

Note six

Total Due(CCD): €368.43 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee): €380.43

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 05 st September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Sarah Boate 24 Wicklow Heights Court Wicklow Town, Co. Wicklow	Ordinary 0.16	349
Hilary Moroney 1 Hunters Leap, Sea Road Newcastle, Co. Wicklow	Ordinary 0.16	1,610

Presenter's Name
Cliona Joyce

Address
~~Anglo Irish Bank Corporation Plc~~
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
451	Ordinary	€0.16	€4.51	€2,035.49
34	Ordinary	€0.16	€7.135	€245.00
315	Ordinary	€0.16	€4.51	€1,424.85
88	Ordinary	€0.16	€7.135	€630.00
1,071	Ordinary	€0.16	€2.455	€2,631.34

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €6,966.68

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it will then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 05 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 05 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C	€€6,966.68
+	
2. Total from section D	€nil
3. Total 1 + 2 above	€6,966.68
4. Expenses *note five*	€nil
5. Total 3 - 4	€6,966.68

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

F

Nominal value of shares allotted

	1. Amount/Denomination
	2. Conversion Rate
	3. Amount in €

Greater amount of boxes E5 or F3

€6,966.68

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€34.83 [TOTAL DUTY]

\+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €34.83 [TOTAL CCD]

\+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €46.83

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Filed 8/09/05

This form should be lodged with the Revenue Commissioners; Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 07 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Bernadette McEntee 26 The Loning, Colindale, London, NW9 6DR, UK	Ordinary 0.16	2,306

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,306	Ordinary	€0.16	€2.421	€5,584.59

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €5,584.59

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter must then be submitted .h filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly Date 07 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number
22045

Date of allotments(s) made on 07 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €5,584.59

\+

2. Total from section D: €nil

3. Total 1 + 2 above: €5,584.59

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

4. Expenses: €nil

note five

5. Total 3 - 4: €5,584.59

F

Nominal value of shares allotted

1. Amount/Denomination:
2. Conversion Rate:
3. Amount in €:

Greater amount of boxes E5 or F3

€5,584.59

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€27.92 [TOTAL DUTY]

\+

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days: € 0.00 [INTEREST]

Note six

Total Due(CCD): €27.92 [TOTAL CCD]

\+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee): €39.92

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 09 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Anna Khan 41 Harvest Road, Feltham, TW13 7JH	Ordinary 0.16	2,306

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D.

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,306	Ordinary	€0.16	€2.437	€5,620

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €5,620

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 09 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number
22045

Date of allotments(s) made on 09 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €5,620

+

2. Total from section D: €nil

3. Total 1 + 2 above: €5,620

4. Expenses: €nil

note five

5. Total 3 - 4: €5,620

F

Nominal value of shares allotted

1. Amount/Denomination:
2. Conversion Rate:
3. Amount in €:

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

Greater amount of boxes E5 or F3

€5,620

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€28.10 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days *Note six*: € 0.00 [INTEREST]

Total Due(CCD): €28.10 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee): €40.10

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

forwarded to C.R.O 21/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIVED 2005 NOV -9 P 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 12 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Continuation Sheet	Ordinary 0.16	528,500

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
528,500	Ordinary	€0.16	€1.18	€623,630

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €623,630

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Share allotted under the Bank's approved Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 12 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 02 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C	€623,630
+	
2. Total from section D	€nil
3. Total 1 + 2 above	€623,630
4. Expenses *note five*	€nil
5. Total 3 - 4	€623,630

F

Nominal value of shares allotted

	1. Amount/Denomination
	2. Conversion Rate
	3. Amount in €

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

Greater amount of boxes E5 or F3

€623,630

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€3,118.15 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €3,118.15 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €3,130.15

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Name	Allotted	Address	Grant Price
Owen O'Neill	83,200	20 Terenure Road East, Rathgar, Dublin 6	
Ronan Murphy	50,000	43, Clonkeen Road, Blackrock, Co Dublin	€1.18
~~Gordon Parker~~	~~104,000~~	~~Tayles Cottage, 35 West Street, Ewell, Epsom, KTXD 117~~	~~€1.18~~
James Springham	124,900	Runton Lodge, Baas Hill, Broxbourne, Herts, EN10 7EP	€1.18
Alec Mitchell	83,200	Cedarhurst, 11 Serviden Drive, Bromley, BR1 2UB	€1.18
Victor Swanton	83,200	Auckland Cottage, Hopgarden Lane, Seven Oaks, Kent, TN13 1PU, UK	€1.18

Total Options <u>528,500</u>

Forwarded to CRO 21/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the ~~Companies Registration Office.~~

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 14 September 2005

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Des Whyte 4 Red Island, Skerries, Co Dublin	Ordinary 0.16	124,900
Ruairi Conneely 24 Beaconsfield Road, Blackheth, London, SE3 7LZ, UK	Ordinary 0.16	124,900

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
249,800	Ordinary	€0.16	€1.18	€294,764

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €294,764

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 14 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 14 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €294,764

+

2. Total from section D: €nil

3. Total 1 + 2 above: €294,764

4. Expenses: €nil

note five

5. Total 3 - 4: €294,764

Note Five

Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

F

Nominal value of shares allotted

1. Amount/Denomination:

2. Conversion Rate:

3. Amount in €:

Greater amount of boxes E5 or F3

€294,764

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€1,473.82 [TOTAL DUTY]

+ +

Note Six

Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days

Note six

€ 0.00 [INTEREST]

Total Due(CCD) €1,473.82 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €1,485.82

Forwarded to CRO 21/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19 September 2005

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Peter Jan De Lukowicz 128 Broughton Road, Banbury, OX16 9QQ, UK	Ordinary 0.16	1,730
Gary Francis Hunt 20 Blaydon Road, Luton, LU2 ORP, UK	Ordinary 0.16	2,306

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,036	Ordinary	€0.16	€2.433	€9,819.58

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €9,819.58

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly Date 19 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

ation of Duty

ient required under Section 117 Stamp Duties
olidation Act 1999, as amended

Company Number
22045

Date of allotments(s) — made on 19 September 2005

notes one and two — or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €9,819.58

+

2. Total from section D: €nil

3. Total 1 + 2 above: €9,819.58

4. Expenses: €nil

note five

5. Total 3 - 4: €9,819.58

F

Nominal value of shares allotted

1. Amount/Denomination:
2. Conversion Rate:
3. Amount in €:

Five
...tained in ...rdance with ...rovisions of ...tion 118 Stamp ...ies Consolidation ... 1999. Full details, ...luding copies of ...oices/ receipts ...ust be submitted ...ith this form

Greater amount of boxes E5 or F3: €9,819.58

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€49.09 [TOTAL DUTY]

+

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days — € 0.00 [INTEREST]

Note six

Total Due(CCD) — €49.09 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) — €61.09

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

21/09/05

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 20 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Akbar Khan 9 Cormorant Close, Walthamstow, London, E17 5SR, UK	Ordinary 0.16	1,152
Julian Lander Curtin 27B Falmer Road, Walthamstow, London, E17 3BH, UK	Ordinary 0.16	1,384

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,536	Ordinary	€0.16	€2.443	€6,195.44

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €6,195.44

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 20 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 20 September 2005

notes one and two or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€6,195.44		1. Amount/Denomination
+			
2. Total from section D	€nil		2. Conversion Rate
3. Total 1 + 2 above	€6,195.44		3. Amount in €
4. Expenses *note five*	€nil		
5. Total 3 - 4	€6,195.44		

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details including copies of invoices/ receipts must be submitted with this form

Greater amount of boxes E5 or F3

€6,195.44

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€30.97 [TOTAL DUTY]

\+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €30.97 [TOTAL CCD]

\+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €42.97

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Filed 19/10/2005

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 22 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Simon Seguss 21B Kings Road, Horsham, West Sussex, RH13 5PP, UK	Ordinary 0.16	576

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

[redacted] [redacted]

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
576	Ordinary	€0.16	€2.44	€1,405.76

Denomination Conversion Rate, If any ____________

Total value of consideration: €1,405.76

Enter this amount in page 3 section E1

> *Note Three*
> Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

> *Note Four*
> The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly Date 22 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 22 September 2005

notes one and two or made from ____ to ____

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€1,405.76		1. Amount/Denomination
+			
2. Total from section D	€nil		2. Conversion Rate
3. Total 1 + 2 above	€1,405.76		3. Amount in €
4. Expenses *note five*	€nil		
5. Total 3 - 4	€1,405.76		

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form

Greater amount of boxes E5 or F3

€1,405.76

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€7.02 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €7.02 [TOTAL CCD]

+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €19.02

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 30 September 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
James McHugh 23 Vernon Road, London, E11 4QT, UK	Ordinary 0.16	1,152

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,152	Ordinary	€0.16	€2.424	€2,792.54

Denomination ________

Conversion Rate, If any ________

Total value of consideration: €2,792.54

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 30 September 2005

Name *Block letters please* Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 30 September 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €2,792.54

\+

2. Total from section D: €nil

3. Total 1 + 2 above: €2,792.54

4. Expenses: €nil

note five

5. Total 3 - 4: €2,792.54

F

Nominal value of shares allotted

1. Amount/Denomination:

2. Conversion Rate:

3. Amount in €:

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details including copies of invoices/ receipts must be submitted with this form

Greater amount of boxes E5 or F3

€2,792.54

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€13.96 [TOTAL DUTY]

\+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment

Interest for ____ days € 0.00 [INTEREST]

Note six

Total Due(CCD) €13.96 [TOTAL CCD]

\+

€12 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €25.96

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.